Exhibit 99.3

Greenfire Resources Reports First Quarter 2025 Results and
Provides an Operational Update

Readers are advised to review the “Non-GAAP and Other Financial Measures” section of this press release for information regarding the presentation of financial measures that do not have standardized meaning under IFRS® Accounting Standards. Readers are also advised to review the “Forward-Looking Information” section in this press release for information regarding certain forward-looking information and forward-looking statements contained in this press release. All amounts in this press release are stated in Canadian dollars unless otherwise specified.

The Company holds a 75% working interest in the Hangingstone Expansion Facility (the “Expansion Asset”) and a 100% working interest in the Hangingstone Demonstration Facility (the “Demo Asset” and, together with the Expansion Asset, the “Hangingstone Facilities”). Unless indicated otherwise, production volumes and per unit statistics are presented throughout this press release on a “gross” basis as determined in accordance with National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities, which is the Company’s gross working interest basis before deduction of royalties.

CALGARY, ALBERTA – May 6, 2025 – Greenfire Resources Ltd. (NYSE: GFR, TSX: GFR) (“Greenfire” or the “Company”), today reported its operating and financial results for the quarter ended March 31, 2025 (“Q1 2025”). The unaudited condensed interim consolidated financial statements and notes for the three months ended March 31, 2025 and 2024, as well as the related Management’s Discussion and Analysis (“MD&A”), will be available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar and on Greenfire’s website at www.greenfireres.com.

Q1 2025 Highlights

●	Bitumen production of 17,495 bbls/d

●	Cash provided by operating activities of $34.7 million and Adjusted funds flow(1) of $31.4 million

●	Capital expenditures(2) of $26.3 million

●	Adjusted free cash flow(1) of $5.1 million

Financial & Operating Highlights

	Three Months Ended
($ thousands, unless otherwise indicated)	March 31, 2025	March 31, 2024	December 31, 2024
WTI (US$/bbl)	71.42	76.96	70.27
WCS differential to WTI (US$/bbl)	(12.67)	(19.31)	(12.56)
WCS Hardisty (C$/bbl)	84.29	77.76	80.75
Average FX Rate (C$/US$)	1.4348	1.3488	1.3992
Bitumen production (bbls/d)	17,495	19,667	19,384
Oil sales	183,637	200,990	208,895
Royalties	(6,824)	(6,315)	(7,091)
Realized gains (losses) on risk management contracts	(1,101)	(8,797)	1,024
Diluent expense	(73,994)	(91,682)	(83,030)
Transportation and marketing	(14,185)	(13,199)	(13,751)
Operating expenses	(37,929)	(36,348)	(40,864)
Operating netback(1)	49,604	44,649	65,183
Operating netback(1) ($/bbl)	31.67	24.69	34.81
Net income (loss) and comprehensive income (loss)	16,163	(46,915)	78,562
Cash provided by operating activities	34,673	17,064	60,195
Adjusted funds flow(1)	31,444	27,589	52,950
Capital expenditures(2)	(26,299)	(34,449)	(13,161)
Adjusted free cash flow(1)	5,145	(6,860)	39,789
Cash and cash equivalents	72,238	90,234	67,419
Available credit facilities(3)	50,000	50,000	50,000
Net debt(1)	(253,111)	(298,704)	(253,510)
Common shares (‘000 of shares)	69,922	68,974	69,718

(1)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this press release.
(2)	Supplementary financial measure. Refer to the “Non-GAAP and Other Financial Measures” section of this press release.
(3)	The Company had $50.0 million available under the Senior Credit Facility, with no amounts drawn as at March 31, 2025, March 31, 2024, or December 31, 2024.

Q1 2025 Review

Greenfire’s average production for Q1 2025 was 17,495 bbls/d, a 10% decrease from Q4 2024 and below 19,667 bbls/d reported in Q1 2024.

●	Expansion Asset: Production in the first quarter of 2025 decreased by 21% compared to the previous quarter to 12,613 bbls/d, primarily due to steam generation downtime and production declines following the 2024 Refill program.

●	Demo Asset: Production in the first quarter of 2025 increased by 46% compared to the previous quarter to 4,882 bbls/d, driven by the activation of additional redevelopment wells and the startup of the second disposal well in Q4 2024.

Hangingstone Facilities: Bitumen Production Results

(bbls/d)	Q1 2025	Q1 2024	Q4 2024
Expansion Asset	12,613	17,361	16,047
Demo Asset	4,882	2,306	3,337
Consolidated	17,495	19,667	19,384

Capital expenditures for Q1 2025 totaled $26.3 million, compared to $34.4 million in the same period of the prior year. Adjusted free cash flow was $5.1 million for Q1 2025, an improvement from negative $6.9 million in Q1 2024, primarily driven by more favorable WCS Hardisty differentials and lower capital expenditures.

Operational Update

Production and Steam Generation Updates

The Company’s production for Q2 2025 to date is approximately 15,650 bbls/d due to steam generation downtime and base production declines at the Expansion Asset. At present, one of the four steam generation units is offline, with an associated production impact of approximately 1,500 to 2,250 bbls/d. The Company is targeting restoring the offline steam generator by year-end 2025 and is implementing mitigation strategies to reduce production impacts during this period.

Emissions Reporting and Regulatory Engagement

Greenfire continues to engage in discussions with the Alberta Energy Regulator (“AER”) regarding previously reported sulphur dioxide emissions that exceed regulatory limits at the Expansion Asset. The Company takes its regulatory obligations very seriously and has ordered sulphur removal facilities at the Expansion Asset, at a total estimated cost of $15 million ($20 million on a 100% working interest basis), with installation and commissioning targeted for Q4 2025. Greenfire anticipates that this measure will restore compliance with the sulphur dioxide emissions requirements at the Expansion Asset in a safe and efficient manner.

Progress Update on Future Development Plans

The Company is advancing its evaluation of development plans, capital expenditures, and operational strategies for the Hangingstone Facilities. To address production declines at the Expansion Asset, the Company plans to construct new well pad locations and drill well pairs on the undeveloped reservoir northeast of the Central Processing Facility (the “CPF”). Final investment decision remains subject to approval by Greenfire’s board of directors (the “Board of Directors”) (see Exhibit 1). If the project is approved, drilling of these well pairs could begin as early as Q4 2025. The Company is evaluating additional development targets to the southeast of the CPF to support further production growth. At the Demo Asset, future developments are expected to focus on optimizing base production.

Exhibit 1: Expansion Asset – Development Plan Locations Currently Under Evaluation

- Undeveloped reservoir northeast and southeast of the CPF (orange)

Corporate Update

●	The Company’s strategic review process, overseen by a Special Committee of independent directors, has completed with Greenfire electing to continue as a public company. The Company remains dedicated to maximizing shareholder value through investment in growth at the Hangingstone Facilities and is focused on increasing net present value per share as well as optimizing return on equity for Greenfire shareholders.

●	Mr. Derek Aylesworth is not standing for re-election to the Board of Directors at the annual meeting of Greenfire shareholders on May 6, 2025 (the “Meeting”). Following the Meeting, Mr. Brian Heald, if elected, will become the Chair of the audit committee of the Board of Directors (the “Audit Committee”), and Mr. David Knight Legg, if elected, will join Mr. Tom Ebbern and Mr. Heald on the Audit Committee.

●	Greenfire has hedges in place for 9,450 bbls/d of WTI at approximately $100.90 per barrel through 2025, providing a stable financial foundation for capital investments amidst market volatility. In April 2025, the Company hedged the WCS Hardisty differential, securing 12,600 bbl/d for Q3 2025 at US$10.90/bbl and 5,000 bbl/d for Q4 2025 at US$13.50/bbl. The Company will continue to assess market conditions to identify additional hedging opportunities.

Conference Call Details

Greenfire plans to host a conference call on Wednesday, May 7, 2025 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time), during which members of the Company’s executive team will discuss its Q1 2025 results as well as host a question-and-answer session with investors.

●	Date: Wednesday, May 7, 2025

●	Time: 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time)

●	Webcast Link: https://www.gowebcasting.com/14029

●	Dial In: 1-800-806-5484 or 1-416-340-2217

o	Participant passcode: 4906082#

About Greenfire

Greenfire is an oil sands producer actively developing its long-life and low-decline thermal oil assets in the Athabasca region of Alberta, Canada, with its registered offices in Calgary, Alberta. The Company plans to leverage its large resource base and significant infrastructure in place to drive meaningful, capital-efficient production growth. As part of the Company’s commitment to operational excellence, safe and reliable operations remain a top priority for Greenfire. Greenfire common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the trading symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Non-GAAP and Other Financial Measures

Certain financial measures in this press release are non-GAAP financial measures or ratios. These measures do not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other companies. These non-GAAP measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS Accounting Standards. This press release also contains supplementary financial measures.

Non-GAAP financial measures and ratios include operating netback, adjusted funds flow, adjusted free cash flow, net debt and per barrel figures associated with such non-GAAP financial measures. Supplementary financial measures and ratios include gross profit, capital expenditures and depletion.

Non-GAAP Financial Measures

Operating Netback (including per barrel ($/bbl)) Gross profit (loss) is the most directly comparable GAAP measure to operating netback which is a non-GAAP measure. Operating netback is further adjusted for realized gain (loss) on risk management contracts, as appropriate. Operating netback per barrel ($/bbl) is calculated by dividing operating netback by the Company’s total bitumen sales volume in a specified period. When Operating netback is expressed on a per barrel basis it is a non-GAAP ratio. Operating netback is a financial measure widely used in the oil and gas industry as a supplementary measure of a company’s efficiency and ability to generate cash flow for debt repayments, capital expenditures or other uses.

The following table is a reconciliation of gross profit (loss) to operating netback:

	Three months ended
	March 31,	March 31,	December 31,
($ thousands, unless otherwise noted)	2025	2024	2024
Gross profit (loss)(1)	34,392	(12,068)	26,471
Depletion(1)	21,561	17,980	28,767
Gain (loss) on risk management contracts	(5,248)	47,534	8,921
Operating netback, excluding realized gain (loss) on risk management contracts	50,705	53,446	64,159
Realized gain (loss) on risk management contracts	(1,101)	(8,797)	1,024
Operating netback	49,604	44,649	65,183
Operating netback ($/bbl)	31.67	24.69	34.81

(1)	Supplementary financial measure.

Adjusted Funds Flow and Adjusted Free Cash Flow

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow, which is a non-GAAP measure. This measure is not intended to represent cash provided by operating activities calculated in accordance with IFRS Accounting Standards.

The adjusted funds flow measure allows management and others to evaluate the Company’s ability to fund its capital programs and meet its ongoing financial obligations using cash flow internally generated from ongoing operating related activities. We compute adjusted funds flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs and transactions considered non-recurring in nature or outside of normal business operations.

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted free cash flow, which is a non-GAAP measure. Management uses adjusted free cash flow as an indicator of the efficiency and liquidity of its business, measuring its funds after capital investment that are available to manage debt levels and return capital to shareholders. By removing the impact of current period property, plant and equipment expenditures from adjusted free cash flow, management monitors its adjusted free cash flow to inform its capital allocation decisions. We compute adjusted free cash flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs, transactions considered non-recurring in nature or outside of normal business operations, property, plant and equipment expenditures and acquisition costs.

The following table is a reconciliation of cash provided by operating activities to adjusted funds flow and adjusted free cashflow:

	Three months ended
	March 31,	March 31,	December 31,
($ thousands, unless otherwise noted)	2025	2024	2024
Cash provided by operating activities	34,673	17,064	60,195
Non-recurring transactions(1)	1,853	-	6,661
Changes in non-cash working capital	(5,082)	10,525	(13,906)
Adjusted funds flow	31,444	27,589	52,950
Property, plant and equipment expenditures	(26,299)	(31,920)	(12,485)
Acquisitions	-	(2,529)	(676)
Adjusted free cash flow	5,145	(6,860)	39,789

(1)	Non-recurring transactions relate to a terminated shareholder rights plan and the evaluation of strategic alternatives.

Net Debt

The table below reconciles long-term debt to net debt.

	March 31,	March 31,	December 31,
($ thousands)	2025	2024	2024
Long-term debt	(317,432)	(313,373)	(80,441)
Current assets	153,150	158,304	144,238
Current liabilities	(93,036)	(207,798)	(335,859)
Current portion of risk management contracts	(6,101)	39,154	248
Current portion of warrant liability	10,308	25,009	18,304
Net debt	(253,111)	(298,704)	(253,510)

Net debt is a non-GAAP measure. Long-term debt is a GAAP measure that is the most directly comparable financial statement measure to net debt. Net debt is comprised of long-term debt, adjusted for current assets and current liabilities on the Company’s balance sheet, and excludes the current portions of risk management contracts and warranty liability. Management uses net debt to monitor the Company’s current financial position and to evaluate existing sources of liquidity. Net debt is used to estimate future liquidity and whether additional sources of capital are required to fund planned operations.

Supplementary Financial Measures

Depletion

The term “depletion” or “depletion expense” is the portion of depletion and depreciation expense reflecting the cost of development and extraction of the Company’s bitumen reserves.

Gross Profit (Loss)

Gross profit (loss) is a supplementary financial measure prepared on a consistent basis with IFRS Accounting Standards. Greenfire uses gross profit (loss) to assess its core operating performance before considering other expenses such as general and administrative costs, financing costs, and income taxes. Gross profit (loss) is calculated as oil sales, net of royalties, plus gains on risk management contracts, less losses on risk management contracts, diluent expense, operating expense, depletion expense on the Company’s operating assets, transportation expenses and marketing expenses.

Management believes that gross profit (loss) provides investors, analysts, and other stakeholders with useful insight into the Company’s ability to generate profitability from its core operations before non-operating expenses.

	Three months ended
	March 31,	March 31,	December 31,
($ thousands, unless otherwise noted)	2025	2024	2024
Oil sales, net of royalties	176,813	194,675	201,804
Gain (loss) on risk management contracts	5,248	(47,534)	(8,921)
	182,061	147,141	192,883
Diluent expense	(73,994)	(91,682)	(83,030)
Transportation and marketing	(14,185)	(13,199)	(13,751)
Operating expenses	(37,929)	(36,348)	(40,864)
Depletion	(21,561)	(17,980)	(28,767)
Gross profit (loss)	34,392	(12,068)	26,471

Capital Expenditures

Capital expenditures is a supplementary financial measure prepared on a consistent basis with IFRS Accounting Standards. Greenfire uses capital expenditures to monitor the cash flows it invests into property, plant and equipment. Capital expenditures is derived from the statement of cash flows and includes property, plant and equipment expenditures and acquisitions.

Management believes that capital expenditures provides investors, analysts and other stakeholders with a useful insight into the Company’s investments into property, plant and equipment.

	Three months ended
	March 31,	March 31,	December 31,
($ thousands, unless otherwise noted)	2025	2024	2024
Property, plant and equipment expenditures	26,299	31,920	12,485
Acquisitions	-	2,529	676
Capital expenditures	26,299	34,449	13,161

Forward-Looking Information

This press release contains forward-looking information and forward-looking statements (collectively, “forward-looking information”) within the meaning of applicable securities laws. The forward-looking information in this press release is based on Greenfire’s current internal expectations, estimates, projections, assumptions and beliefs. Such forward-looking information is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable as of the time of such information, but no assurance can be given that these factors, expectations and assumptions will prove to be correct, and such forward-looking information included in this press release should not be unduly relied upon.

The use of any of the words “expect”, “target”, “anticipate”, “intend”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “believe”, “depends”, “could” and similar expressions are intended to identify forward-looking information. In particular, but without limiting the generality of the foregoing, this press release contains forward-looking information pertaining to the following: the Company’s business strategy and future plans, including development and maintenance plans for the Expansion Asset and the Demo Asset and development and construction plans around the CPF and the anticipated timing thereof; the production impact from one of four steam generation units being offline and the expectation that it can be restored and operational by year-end 2025; successful execution of the company’s strategy and operational goals; expected production and capital expenditures in 2025 and mitigation strategies to address production declines at the Expansion Asset; the potential impact of regulatory actions by the AER on the Company’s business, operations, production, reserves estimates and financial condition and plans to restore compliance with sulphur dioxide emissions requirements, including through the purchase of sulphur removal facilities at the Expansion Asset; anticipated changes to the Board of Directors and Audit Committee after the Meeting; and statements relating to the business and future activities of the Company after the date of this press release.

Forward-looking information in this press release relating to oil and gas exploration, development and production, and management’s general expectations relating to the oil and gas industry are based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of the industry which management believes to be reasonable. Although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. Management is not aware of any misstatements regarding any industry data presented in press release.

All forward-looking information reflects Greenfire’s beliefs and assumptions based on information available at the time the applicable forward-looking information is disclosed and in light of the Company’s current expectations with respect to such matters as: the success of Greenfire’s operations and growth and expansion projects; expectations regarding production growth, future well production rates and reserves volumes; expectations regarding Greenfire’s capital program; the outlook for general economic trends, industry trends, prevailing and future commodity prices, foreign exchange rates and interest rates; prevailing and future royalty regimes and tax laws; expectations regarding differentials and realized prices; future well production rates and reserves volumes; fluctuations in energy prices based on worldwide demand and geopolitical events; the impact of inflation; the integrity and reliability of Greenfire’s assets; decommissioning obligations; Greenfire’s ability to comply with its financial covenants; Greenfire’s ability to comply with applicable regulations, including those related to various emissions; and the governmental, regulatory and legal environment. Management believes that its assumptions and expectations reflected in the forward-looking information contained herein are reasonable based on the information available on the date such information is provided and the process used to prepare the information. However, Greenfire cannot assure readers that these expectations will prove to be correct.

The forward-looking information included in this press release is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward- looking information, including, without limitation: changes in oil and gas prices and differentials; changes in the demand for or supply of Greenfire’s products; the continued impact, or further deterioration, in global economic and market conditions, including from inflation and/or certain geopolitical conflicts, such as the ongoing war in Eastern Europe and the conflict in the Middle East, and other heightened geopolitical risks, including imposition of tariffs or other trade barriers, and the ability of the Company to carry on operations as contemplated in light of the foregoing; determinations by OPEC and other countries as to production levels; unanticipated operating results or production declines; changes in tax or environmental laws, climate change regulations, royalty rates or other regulatory matters; changes in Greenfire’s operating and development plans; reliability of Company owned and third party facilities, infrastructure and pipelines required for Greenfire’s operations and production; competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands, access to services, third party processing capacity and skilled personnel; inability to retain drilling rigs and other services; severe weather conditions, including wildfires, impacting Greenfire’s operations and third party infrastructure; availability of diluent, natural gas and power to operate Greenfire’s facilities; failure to realize the anticipated benefits of the Company’s acquisitions; incorrect assessment of the value of acquisitions; delays resulting from or inability to obtain required regulatory approvals; increased debt levels or debt service requirements; inflation; changes in foreign exchange rates; inaccurate estimation of Greenfire’s bitumen reserves volumes; limited, unfavourable or a lack of access to capital markets or other sources of capital; increased costs; failure to comply with applicable regulations, including relating to the Company’s air emissions, and potentially significant penalties and orders associated therewith and associated significant effect on the Company’s business, operations, production, reserves estimates and financial condition; a lack of adequate insurance coverage; and other factors discussed under the “Risk Factors” section in Greenfire’s Management’s Discussion & Analysis for the interim period ended March 31, 2025 and Annual Information Form dated March 17, 2025, and from time to time in Greenfire’s public disclosure documents, which are available on the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s annual report on Form 40-F filed with the SEC, which is available on the Company’s EDGAR profile at www.sec.gov.

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this press release speaks only as of the date of this press release and Greenfire does not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com